EXHIBIT 99.1

Special General Meeting

The Registrant hereby announces that at the Special General Meeting of shareholders held today, January 8, 2015, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on December 4, 2014, were adopted:

1.	To approve an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital and to effect corresponding amendments to the Company’s Articles of Association and to the Company’s Memorandum of Association, following which the Company's authorized share capital shall be NIS 320,000,000, divided into 4,000,000 Ordinary Shares, nominal value NIS 80.00 per share.

2.	To re-elect Mr. Avidan Zelicovsky and Ms. Odelia Levanon to the Company’s Board of Directors (the “Board of Directors”), until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

3.	To re-elect Mr. David Golan as an External Director, to hold office for three years.

4.	To re-elect Ms. Orit Nir Schwartz as an External Director, to hold office for three years.

5.	To ratify and approve compensation to our External Directors, as described in the Proxy Statement.

6.	To ratify and approve compensation to our Directors (excluding External Directors and Active Chairman), as described in the Proxy Statement

7.	To approve an extension to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as more fully described in the Proxy Statement.

8.	To terminate the office of Mr. Edouard Cukierman as a member of the Company's Board of Directors.

9.	To terminate the office of Mr. Ronen Zavlik as a member of the Company's Board of Directors.

The following proposed resolutions were not adopted:

1.	To elect Mr. Eliezer Mody Sandberg to serve as an External Director of the Company for a three years term. Alternatively, to elect Mr. Sandberg as a regular member of the Board of Directors until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

2.

To elect Dr. Vered (Vivi) Ziv and Adv. Hagit Ross to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

For additional details please refer to the proxy statement filed under Form 6-K on December 4, 2014.